SUB-ITEM 77D
Policies with respect to security investments

(a)
On June 13, 2014, the Board approved changes to the fund including changing the investment objective and increasing the fund’s investment in non-investment grade and emerging markets debt securities.  The investment objective change was approved by shareholders at a meeting held on September 15, 2014.

(b)	N/A
(c)	N/A
(d)	N/A
(e)	N/A
(f)           N/A
(g)           N/A

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